Filed pursuant to Rule 433 | Registration Statement Nos. 333-162219 and 333-162219-01

RBS Exchange Traded Notes

BUILDING TOMORROW™

RBS NASDAQ-100® Trendpilot™ ETN (TNDQ)



The RBS NASDAQ-100® Trendpilot™ Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS Group to pay, and are also subject to market risk.

The RBS ETNs track the RBS NASDAQ-100® Trendpilot™ Index (USD) (the "Index"). The Index utilizes a systematic trend-following strategy to provide exposure to either the NASDAQ-100® Total Return Index℠ (the "Benchmark Index") or the yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (the "Cash Rate"). The Index is designed to provide exposure to the Benchmark Index in positive trending markets and exposure to the Cash Rate in negative trending markets using an objective and transparent methodology.

RBS NASDAQ-100® Trendpilot™ Index Methodology

If the closing level of the Benchmark Index is **at or above** its historical 100-Index business day simple moving average for five consecutive Index business days

A positive trend is established: The Index will track the Benchmark Index

If the closing level of the Benchmark Index is **below** its historical 100-Index business day simple moving average for five consecutive Index business days

A negative trend is established: The Index will track the Cash Rate

If neither of the above conditions is satisfied, the trend of the Index will be the same as the trend of the Index on the immediately preceeding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Index trend switches from positive to negative or from negative to positive, as the case may be.

Illustration of the Trendpilot™ Index Methodology


Hypothetical Benchmark Index
Hypothetical 100-Index business day simple moving average
The RBS NASDAQ-100® Trendpilot™ Index will alternate between tracking the Benchmark Index and the Cash Rate, depending on the performance of the Benchmark Index relative to its 100-Index business day simple moving average (as described above).
Positive Trend:
Index tracking Benchmark Index
Negative Trend:
Index tracking Cash Rate
A negative trend is established
A positive trend is established
Hypothetical Benchmark Index Level
Time

The above graph illustrates the operation of the Trendpilot™ Index Methodology. It does not reflect any actual performance of the Benchmark Index or the Index, and is not an indication of how either index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

Not FDIC Insured. May Lose Value.

RBS ETN Details

Issuer	The Royal Bank of Scotland plc
Guarantor	The Royal Bank of Scotland Group plc
Ticker	TNDQ
Intraday Indicative Value Ticker	TNDQ.IV
CUSIP	78009P143
ISIN	US78009P1434
Primary Exchange	NYSE Arca
Maturity	12/13/2041
Index	RBS NASDAQ-100® Trendpilot™ Index (USD) (Bloomberg symbol: "TPNDQUT <Index>"), which tracks the Benchmark Index or the Cash Rate depending on the relative performance of the Benchmark Index on a simple historical moving average basis.
Benchmark Index	NASDAQ-100® Total Return Index℠ (Bloomberg page: "XNDX <Index>")
Cash Rate	Yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (Bloomberg page: "USB3MTA Index")
Annual Investor Fee (accrued on a daily basis)	When the Index is tracking the Benchmark Index: 1.00% per annum. When the Index is tracking the Cash Rate: 0.50% per annum.
Repurchase at your option	You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to 12/5/2041, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 12/11/2041.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnUS/TNDQ*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To find out more
Call toll free **855-RBS-ETPS** or visit
www.rbs.com/etnUS

RBS®

(1) The table above does not re[]ect any Trendpilot[] Index performance. The
Trendpilot[] Index performance is not the same as the NASDAQ-100([R]) Total
Return Index(SM) performance. The Trendpilot[] Index may underperform the
NASDAQ-100([R]) Total Return Index(SM) over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate environment.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount suf[]cient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets.
Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group plc, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.
The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc) and The Royal
Bank of Scotland Group plc (RBS Group) have []led a registration statement
(including a prospectus) with the U.S. Securities and Exchange Commission (SEC)
for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been []led by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or
any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling
1-855-RBS-ETPS (toll-free).

NASDAQ([R]), OMX([R]), NASDAQ OMX([R]), NASDAQ-100([R]), NASDAQ-100 Index([R])
and NASDAQ-100([R]) Total Return Index(SM) are registered trademarks and service marks of The NASDAQ OMX Group, Inc. and are licensed for use by RBS plc.
The Index is the property of RBS plc. RBS plc has contracted with The NASDAQ
OMX Group, Inc. (which with its af[]liates and subsidiaries is referred to as the "Corporations") to calculate and maintain the Index, either directly or through a third party. Currently, the Index is calculated and maintained by
Standard & Poor's ("S&P") on behalf of The NASDAQ OMX Group, Inc. S&P and the
Corporations shall have no liability for any errors or omissions in calculating the Index. The RBS ETNs, which are based on the Index, have not been passed on by the Corporations or S&P as to their legality or suitability and are not sponsored, endorsed, sold or promoted by the Corporations or S&P. THE
CORPORATIONS AND S&P MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO
THE RBS ETNS.
Copyright[C] 2012 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an af[]liate of
RBS NV.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose
Value.

Dated January 11, 2012

tndq_v1.indd 2

1/11/12 2:17 PM

NASDAQ-100([R]) Total Return Index(SM)
Top 10 Holdings -- as of 12/31/2011
-------------------------------------- ----------
 COMPANY               TICKER          WEIGHT (%)
---------------------- --------------- ----------
 Apple Inc.            AAPL              15.047
 Microsoft Corporation MSFT               8.730
 Google Inc.           GOOG               6.610
 Oracle Corporation    ORCL               5.172
 Intel Corporation     INTC               4.936
 Cisco Systems, Inc.   CSCO               3.885
 QUALCOMM Incorporated QCOM               3.676
 Amazon.com, Inc.      AMZN               3.147
 Amgen Inc.            AMGN               2.250
 Comcast Corporation   CMCSA              1.983
Source: Bloomberg

Historical Performance and Standard Deviation (%) -- as of 12/31/2011
------------------------------------------------------------------------------------------------------------------
                                                       SINCE RBS ETN
                                                        INCEPTION      STD. DEVIATION ANNUALIZED
                                                       (12/8/2011) (%)    SINCE INCEPTION (%)(2)
------------------------------------------------------ --------------- -------------------------------------------
 RBS NASDAQ-100([R]) Trendpilot[] ETN Daily
 Redemption Value(1)                                       -0.24                20.34
 RBS NASDAQ-100([R]) Trendpilot(TM) Index                  -0.18                20.83
 NASDAQ-100([R]) Total Return Index(SM)
 (Benchmark Index)                                         -0.18                20.83
 Cash rate on 12/31/11 was 0.025%                           --                    --
The table above presents the actual performance of the Index, the RBS ETNs and the NASDAQ-100([R])
Total Return Index(SM) (the Benchmark Index) over the speci[]ed periods. For information regarding the performance of the Index, see pages PS-40 to PS-44 of the pricing supplement to the RBS ETNs []led with the U.S. Securities and Exchange Commission (SEC). Past performance does not guarantee future results.
(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the Index is tracking the Benchmark Index, and (ii) 0.50% per annum when the Index is tracking the Cash Rate. (2) Based on daily returns. Standard deviation is a measure of volatility and illustrates the extent of variation (whether higher or lower) that exists from the average given set of results. A low standard deviation indicates that the results tend to be very close to the average result (a low degree of volatility). In contrast, a high standard deviation indicates that the results are spread out over a large range of outcomes (a high degree of volatility).

NASDAQ-100([R]) Total Return Index(SM) Performance -- as of 12/31/2011
------------------------------------------------------------------------------------------- --- --- --- --- ---
 ----------------------
    NASDAQ-100([R]) Total Return Index(SM)
    NASDAQ-100([R]) Total Return Index(SM) 100-Index business day simple moving average
--------------------------------------------------------------------------------------- --- --- --- --- --- ---

5,000
              --- ------------------------ --- --- ------------------------------------ --- --- --- --- --- ---

4,100
                                                                                                                The graph to the
                                                                                                                left is the
 historical
                                                                                                                performance of the
------------- --- ------------------------ --- --- ------------------------------------ --- --- --- --- --- ---

3,200                                                                                                           NASDAQ-100([R])
 Total
                                                                                                                Return Index(SM) and
                                                                                                                the NASDAQ-100([R])
------------- --- ------------------------ --- --- ------------------------------------ --- --- --- --- --- ---

2,300                                                                                                           Total Return
 Index(SM)
                                                                                                                100-Index business
                                                                                                                day simple moving
------------- --- ------------------------ --- --- ------------------------------------ --- --- --- --- --- ---

1,400                                                                                                           average. This
                                                                                                                illustration does
 not
                                                                                                                re[]ect any
 historical
                                                                                                                Trendpilot[] Index
 (500) Jul 00 01  02                       03  04  05                                   06  07  08  09  10  11  performance.
    99

NASDAQ-100([R]) Total Return Index(SM) 1-Year Annual Return Comparison (%)(1)
----------------------------------------------------------------------------- ---- ---- ----- ------ ----- ----- ----
                                        1999 2000   2001   2002   2003  2004  2005 2006 2007  2008   2009  2010  2011
--------------------------------------- ---- ------ ------ ------ ----- ----- ---- ---- ----- ------ ----- ----- ----
 NASDAQ-100([R]) Total Return Index(SM)  --  -36.82 -32.62 -37.52 49.49 10.75 1.89 7.28 19.24 -41.57 54.61 20.14 3.66
--------------------------------------- ---- ------ ------ ------ ----- ----- ---- ---- ----- ------ ----- ----- ----
 Cash Rate (Year-End)                   5.30 5.70   1.71   1.19   0.89  2.23  3.91 4.88 3.31  0.05   0.11  0.18  0.03